THE MEET GROUP	100 Union Square Drive New Hope, PA 18938 215.862.1162

October 10, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Washington, D.C. 20549
Attention: Christie Wong, Inessa Kessman

Re:	The Meet Group, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-33105

Dear Ms. Wong and Ms. Kessman:

Thank you for your letter on September 26, 2019 and for your comments relating to our Annual Report on Form 10-K for the year ended December 31, 2018, which was filed on March 8, 2019. Please find below your comments and our responses (in bold).

Form 10-K filed March 8, 2019

Business Overview
Trends in Our Metrics, page 5

1.
In your Form 8-K filed on July 31, 2019, you discussed the Video Daily Active Users (vDAU) and Average Video Revenue per Daily Active User (vARPDAU). We also note that your video revenue had increased significantly for the six months ended June 30, 2019 and you expected such growth will continue in the future. In your future filings, please include such metrics in your trends discussion and your Management's Discussion and Analysis of Financial Condition and Results of Operations. Your disclosure should define the metric and show all variables used to calculate the metric. Provide us with your proposed future disclosure.

Furthermore, with regards to revenue recognition, tell us how you account for video revenue. Refer to your basis in accounting literature.

In response to the United States Securities and Exchange Commission’s staff’s (the “Staff”) comment, respectfully, video revenue is derived from end-users of the Company’s applications who purchase In-App Products (defined below) through Apple’s App Store, the Google Play Store, or other media to obtain virtual gifts for live-streaming broadcasters on said applications. Video revenue is a source categorization of end-use customers for the Company’s in-app purchase products, which is a component of user pay revenue. Accordingly, video revenue follows the same framework for revenue recognition as user pay revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). In-app purchase products consist of virtual currency items such as Credits, Points, Gold, Icebreakers, Flash!, and Shout! (collectively, the “In-App Products”), which can be used by the Company’s customers to purchase virtual gifts for other users of its applications. The Company defines video revenue as revenue recognized from the purchase and eventual use of its In-App Products, excluding incented advertising, even if such incented advertisement is viewed within the Company’s video product.

United States Securities and Exchange Commission
October 10, 2019

Under the Company’s terms and conditions for the use of its applications (i.e., a “contract,” consistent with how that term is defined in ASC Paragraph 606-10-25-1), the purchase of any In-App Products grants a customer a limited right-of-use asset for the respective In-App Products in exchange for a fixed, upfront, and non-refundable amount of consideration. Any advanced payment is first recorded as a contract liability (i.e., deferred revenue), which is then subsequently recognized as user pay revenue when the Company’s sole performance obligation is satisfied in accordance with the guidance for advanced payments in ASC Paragraphs 606-10-55-50 through 606-10-55-53. For its in-app purchase products, the Company has a continuous stand-ready obligation to transfer services to its customers, which is satisfied upon the earlier of: (i) the exchange of a customer’s In-App Products for virtual gifts (i.e., satisfaction of the performance obligation); or, (ii) the likelihood of a customer’s use of their In-App Products balance becomes remote, and there is no legal obligation to remit any unredeemed In-App Products to the relevant customer’s residential jurisdiction (per the guidance in ASC Paragraphs 606-10-55-46 through 606-10-55-49).

Management acknowledges the Staff’s comment, and, accordingly, will revise its disclosures to state the following in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics

“We measure website and application activity in terms of monthly active users (“MAUs”) and daily active users (“DAUs”). We define an MAU as a registered user of one of our platforms who has logged in and visited within the last month of measurement. We define a DAU as a registered user of one of our platforms who has logged in and visited within the day of measurement. We define a video daily active user (“vDAU”) as a registered user of one of our platforms who has logged in and visited the Live feature, either as a broadcaster or a viewer, on the day of measurement.”

Trends in Our Metrics

“In addition to MAUs, DAUs, and vDAUs, we measure activity on the Company’s applications in terms of average revenue per user (“ARPU”), average daily revenue per daily active user (“ARPDAU”), and average video revenue per daily active user ("vARPDAU"). We define ARPU as the quarterly revenue per average MAU. We define ARPDAU as the average daily revenue per DAU. We define vARPDAU as the average daily revenue per vDAU. We define mobile MAU as a user who accessed our sites by one of our mobile applications, or by the mobile-optimized version of our websites for MeetMe, Skout, and Lovoo, whether on a mobile phone or tablet during the month of measurement. We define a mobile DAU as a user who accessed our sites by one of our mobile applications, or by the mobile-optimized version of our websites for MeetMe, Skout, and Lovoo, whether on a mobile phone or tablet during the day of measurement.”

Management will also, in its future filings, update the respective tables, graphs, and discussions related to the Company’s results of operations to include information about its vDAU and vARPDAU.

United States Securities and Exchange Commission
October 10, 2019

Revenue Recognition, page 56

2.
We note your statement that “In-App Products may be used to purchase virtual gifts for other users. These virtual gifts are received by other users and converted into Diamonds. Diamonds represent an intermediary currency that we manage. Diamonds can either be converted back into credits or may be used to claim rewards, including in some instances cash rewards.” You then state, “The In-App Products are not transferable, cannot be sold or exchanged outside of our platforms, are not redeemable for any sum of money, cannot be gifted to other users and can only be used on our platforms.”

•	With regards to transferability and redemption for cash reward and gifts, these two statements appear to contradict each other. Please explain.

•	Tell us how you accounted for virtual gifts and the conversion of virtual gifts to Diamonds.

•	Explain your accounting for the conversion of Diamonds into credits or rewards, including cash rewards.

•	Tell us the significance of your In-App Products to total revenue.

Management acknowledges the Staff’s comment and respectfully informs the Staff that In-App Products and Diamonds represent separate and distinct items of value in the Company’s virtual economy and the above statement, in management’s judgment, is therefore not contradictory.

The purchase of In-App Products, as previously demonstrated, is a revenue-generating activity whereby a customer transfers a fixed, upfront, and non-refundable amount of consideration in exchange for a limited right-of-use to a notional number of In-App Products (i.e., an asset). Under the terms and conditions for use of the Company’s applications, this asset cannot be transferred, sold, or exchanged, is not redeemable, cannot be gifted, and can only be used in the Company’s applications by the customer who purchased the In-App Products. The sole purpose of In-App Products is their use as a medium of exchange to purchase virtual gifts for other users of the Company’s applications, which upon receipt, are converted into a stated number of Diamonds. Diamonds are generally subject to the same terms and conditions as In-App Products; however, Diamonds can be redeemed for In-App Products, cash, or other rewards by the Diamond-holder at a pre-determined conversion ratio.

The exchange of In-App Products for virtual gifts represents the Company’s sole performance obligation for its in-app purchase products’ revenue, and as such, revenue is recognized at the amount of consideration transferred in the exchange (i.e., via the derecognition of its contract liability for deferred revenue). The Diamond-holder is a third-party to the Company’s contract with the In-App Products customer; therefore, the framework for the initial revenue-generating transaction under ASC Topic 606 does not apply to these individuals and/or any transactions therewith. Management has analogized the economics of the Company’s application users’ Diamond balances to prepaid stored-value products, which are accounted for in accordance with ASC Paragraphs 405-20-40-3 and 405-20-40-4.

At period end, the Company recognizes a liability and related expense for the total potential cash redemption value of its Diamond population (consistent with ASC Paragraphs 210-10-45-5 through 210-10-45-12). This expense is classified as a component of the Company’s product development and content costs, which represents its costs of services, among other things, due to the fact that all costs associated with Diamond redemptions are a direct cost incurred in connection with its revenue-

United States Securities and Exchange Commission
October 10, 2019

generating activity – the sale of In-App Products used to purchase virtual gifts. Management refers to these costs as “broadcaster fees.” When Diamonds are exchanged for In-App Products, the Diamond-holder’s Diamond balance used to affect the transaction is an in-substance return to the Company’s virtual economy, and, accordingly, the liability is derecognized at period end as an adjustment to its broadcaster fees within product development and content costs. No consideration is transferred in this in-substance return, based on the Company’s terms and conditions for use of its applications (i.e., the considerations in ASC Paragraphs 606-10-32-25 through 606-10-32-27 do not apply in any exchange discussed herein, nor does such an exchange constitute a revenue-generating transaction).

Management also, by analogy to the guidance in ASC Paragraph 405-20-40-4, recognizes “breakage” on the Company’s Diamond liability on a periodic basis in an amount “only to the extent that it is probable that a significant reversal of the recognized breakage amount will not subsequently occur.” Estimates of breakage are based on Company-specific facts and circumstances, as well as management’s knowledge and experience with its application users and their historical patterns of consumption, churn, and other such relevant metrics. All other exchanges of Diamonds represent a settlement of the Company’s period-end liability for the respective Diamond-holder’s balance, with a corresponding offset to cash.

For the years ended December 31, 2018, 2017, and 2016 – the periods presented in the subject matter filing – revenue recognized for In-App Products amounted to $69.2 million, $21.1 million, and $2.2 million, which represented 38.7 percent, 17.1 percent, and 2.9 percent of the Company’s total revenue, respectively.

3.
You disclosed that user pay revenue has a single performance obligation. Please tell us the significant judgments used in determining that in-app purchase products should not be considered as a stand-alone performance obligation separated from subscriptions. Please refer to paragraphs 19 through 22 of ASC 606-10-25.

Management acknowledges the Staff’s comment and respectfully informs the Staff that the Company’s user pay revenue consists of both subscriptions and in-app purchase products, which do, in fact, represent separate stand-alone performance obligations and management considers each of these revenue-generating activities a promise to provide a “distinct” service, per the guidance in ASC Paragraph 606-10-25-19. A good or service is considered distinct for the purposes of ASC Topic 606 if the following two criteria are met: first, per ASC Paragraph 606-10-25-19(a), “the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct)”; and, second, per ASC Paragraph 606-10-25-19(b), “the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).” Subscription customers are granted premium access to the Company’s applications during the subscription period, which includes, but is not limited to, access to additional In-App Products, advertising-free interfaces, and enhanced opportunities and/or functionalities to engage with other application users. In-app purchase products, primarily in the form of In-App Products, can be purchased by both subscription and non-subscription users of the Company’s applications. The In-App Products can then be used to purchase virtual gifts for another user, which is the sole purpose of In-App Products in the Company’s virtual economy.

United States Securities and Exchange Commission
October 10, 2019

In management’s judgment, the Company’s subscription customers benefit from an enhanced user experience over the terms of their subscriptions. This benefit is accounted for as a series of distinct services provided over a period of time (i.e., each day of the subscription is substantially the same and has the same pattern of transfer to the customer). In contrast, the benefit provided to in-app purchase products’ customers represents the exchange of In-App Products for virtual gifts, which are a vehicle to engage with other users of the Company’s applications. The Company has a continuous stand-ready obligation to transfer services to an in-app purchase products’ customer, that is, as previously mentioned, satisfied upon either (i) the exchange of In-App Products for virtual gifts, or (ii) at a period of time when the likelihood of a customer’s use of their In-App Products balance becomes remote. In either case, these services provide the Company’s in-app purchase products’ customers stand-alone benefits using a common “readily available resource,” the Company’s applications, which can be downloaded for free via a variety of media (e.g., Apple’s App Store, the Google Play Store, etc.). Further, ASC Paragraph 606-10-25-20 explicitly states, “the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.” Thus, management believes the requirement in ASC Paragraph 606-10-25-19(a) has been met, and management determined the Company’s subscriptions and in-app purchase products are “capable of being distinct” under this guidance.

Similarly, ASC Paragraph 606-10-25-21 discusses the conditions under which a good or service would be considered separately identifiable under ASC Topic 606. As previously demonstrated, the Company’s customers derive unique benefits from (i) their subscriptions, in the form of an enhanced user experience, and (ii) from in-app purchase products, in the form of sending a virtual gift. These activities are mutually-exclusive: they are not integrated, do not modify or customize one another, and are not highly-interdependent or highly-interrelated, as those terms are further explained in ASC Paragraph 606-10-25-21. Accordingly, management believes the requirement in ASC Paragraph 606-10-25-19(b) has been met and management concluded the Company’s subscriptions and in-app purchase products are “distinct within the context of the contract.”

Management acknowledges the Staff’s comment, and, accordingly, will revise its disclosures to state the following in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019:

Revenue Recognition

User Pay Revenue

“~~Under ASC 606, user pay revenue has a single performance obligation.~~ Payments for subscriptions and in-app purchase products are recorded as deferred revenue when purchased by a customer, and are subsequently recognized as user pay revenue when the Company’s respective performance obligations are satisfied. Subscriptions provide customers with premium access to the application over the subscription term and include credits on MeetMe+.~~, while~~ Under ASC Topic 606, subscriptions represent a series of distinct services that are substantially the same and have the same pattern of transfer to the customer (i.e., daily), which is considered a single performance obligation that is recognized in user pay revenue over the period of time that a customer is granted continuous access to their purchased subscription. In-App Product purchases are satisfied by standing-ready to allow the Company’s application

United States Securities and Exchange Commission
October 10, 2019

users to exchange ~~the~~ their purchased In-App Products for virtual products, which represents the Company’s sole performance obligation for In-App Product purchases customers under ASC Topic 606. The consideration received for these services is fixed at the time of purchase~~. T~~, and the customer simultaneously receives and consumes the benefits of user pay features as the Company performs ~~the~~ these services. ~~Revenue is recorded in deferred revenue when purchased by customer and recognized as revenue over time as the performance obligation is satisfied.~~”

4.
For CPA arrangements that include variable pricing, clarify your statement that you “recognize all actual advertising revenues from impressions or actions delivered on a monthly basis rather than estimating revenue at the beginning of the period”. As a related matter, your disclosures on top of page 58 suggest there may be lags in reporting ad impressions. Please tell us how you consider amounts earned when there are lags in reporting. Please refer to ASC 606-10-32-5 and 606-10-50-20. Tell us the amount of revenue recognized from cost-per-action (“CPA”) for the periods presented.

In response to the Staff’s comment, respectfully, management considered the guidance in ASC Paragraph 606-10-32-5, which states, “if the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to the customer,” and ASC Paragraph 606-10-32-11, which states, “an entity shall include in the transaction price some or all of the variable consideration estimated … only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.” The Company’s cost-per-action (“CPA”) service contracts – via insertion orders or master services agreements – contain agreed-upon revenue share rates and/or specified numbers of actions to be delivered; however, there is considerable variability in the total consideration to which the Company will be entitled. Such determinants include, but are not limited to, user profile (i.e., a customer’s targeted demographic), user traffic patterns, and the type (e.g., sale, advertisement view, survey completion, etc.) and/or success rate of completed actions – all of which, are situationally-specific and generally beyond the Company’s control. Management concluded such compounding variables represent a “constraint” on the transaction price for CPA contracts, per the guidance in ASC Paragraphs 606-10-32-1 and 606-10-32-11 through 606-10-32-13. Accordingly, it is likely (i.e., probable) that the use of estimates would result in a significant reversal of the cumulative revenue recognized until such time that the underlying uncertainties are resolved, up-to-and-including the full amount of any estimated transaction price. The Company receives the actual transaction price monthly when this information is available via customers’ online dashboards and/or other reporting media. Revenue is then recognized under the “right to invoice” practical expedient in ASC Paragraph 606-10-55-18. For the years ended December 31, 2018, 2017, and 2016, the Company recognized $2.0 million, $3.2 million, and $3.7 million in revenue, respectively, for its CPA contracts under the guidance in ASC Topic 606, and previously, ASC Topic 605, Revenue Recognition (“ASC Topic 605”), as management elected the modified retrospective transition method for the Company’s adoption of ASC Topic 606.

The Company’s advertising revenue is subject to similar constraints as those discussed above, and there may be differences between internal estimates for the number of impressions delivered and those claimed by its customers. Accordingly, revenue is recognized on a monthly basis under the right to invoice practical expedient in ASC Paragraph 606-10-55-18 using the actual transaction price from customers’ dashboards and/or other reporting media on the invoice date. Any further payment

United States Securities and Exchange Commission
October 10, 2019

differences resulting from “lags in reporting” or other factors, respectfully, are reflected as subsequent adjustments to the amount of revenue recognized in the periods when those differences are known. Such amounts have historically been de minimis (i.e., less than 1 percent of the Company’s total advertising revenue), and are therefore not considered material by management. For the years ended December 31, 2018, 2017, and 2016, the Company recognized $71.3 million, $90.0 million, and $71.2 million in advertising revenue, respectively, under the guidance in ASC Topic 606, and previously, ASC Topic 605.

Management acknowledges the Staff’s comment, and, accordingly, will revise its disclosure to state the following in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019:

Revenue Recognition

Advertising Revenue

“The Company also recognizes revenue from cross-platform/social theater and cost-per-action (“CPA”) offers. Each of these revenue streams has one performance obligation. For cross-platform/social theater contracts, the consideration promised is fixed per ad campaign and term, and required services to be delivered. However, the monthly revenue could vary depending on the actual delivery of impressions throughout the contract term. These contracts are typically based on cost per thousand (“CPM”) rates and number of impressions served due to traffic volume and the specific ad campaign. For CPA offers, the consideration promised is variable based on a revenue share rate, and/or based on the number of actions delivered per the agreement. ~~As such,~~ Accordingly, the Company recognizes all actual advertising revenue from impressions or actions delivered on a monthly basis rather than estimating revenue at the beginning of the period, due to the fact that such amounts are largely beyond the Company’s control and subject to considerable variability, which makes the transaction price inherently difficult to estimate. The Company has determined that the performance obligation under its advertising revenue streams is recognized over time utilizing the right to invoice practical expedient as customers simultaneously consume and receive benefits of the advertisement impressions.”

Management believes this updated disclosure is consistent with the disclosure guidance in ASC Paragraph 606-10-50-20.

Should you have any further questions or comments, please contact me via phone at (215) 862-1162 or via email at jim@themeetgroup.com.

Regards,

/s/ James Bugden

James Bugden
Chief Financial Officer